                                                                       Exhibit 3


                 THIRD AMENDED AND RESTATED EMPLOYMENT AGREEMENT


     This EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of the 30th day of April, 1996, between Community Health Systems, Inc., a Delaware corporation ("Employer" or "Company"), and Tyree G. Wilburn, an individual resident of the State of Tennessee ("Employee").

                                    RECITALS

     WHEREAS, Employer and Employee were parties to that certain Employment Agreement of December 14, 1992; and

     WHEREAS, Employer and Employee amended the Employment Agreement by two amendments dated December 15, 1993 and November 1, 1994; and

     WHEREAS, Employer and Employee amended and restated the Employment Agreement by a Second Amended and Restated Employment Agreement dated as of January 1, 1995; and

     WHEREAS, Employer and Employee amended the Second Amended and Restated Employment Agreement by three amendments dated January 1, 1995, November 6, 1995 and November 14, 1995; and

     WHEREAS, Employer and Employee now desire to further amend and restate the terms and conditions of that Employment Agreement as previously amended and restated from time to time to date;

     NOW THEREFORE, in consideration of the mutual promises and agreements contained in this Agreement, the parties agree as follows:

     Section 1.  EMPLOYMENT; DUTIES

     1.1 EMPLOYMENT; DUTIES. The Company hereby employs Employee as its Executive Vice President, and Employee hereby accepts such employment and agrees to devote his entire time, ability and attention to fulfilling the duties of his employment. As Executive Vice President of the Company, Employee shall perform such duties related to the business of the Company as may be delegated to him, subject to such limitations, instructions, directions and control as the Chief Executive Officer of the Company may specify in his sole discretion.

     1.2 CHANGES IN ASSIGNMENT. The Company shall not have the right to change the office and/or duties of the Employee without Employee's express prior written consent. Any change of Employee's office or duties during the term of this Agreement without Employee's express written consent shall be grounds for an Event of Termination pursuant to Section 3.4.1.

     1.3 LOCATION. The duties of Employee shall be performed principally at the Company's place of business in Brentwood, Tennessee. Employee shall also on a temporary basis, pursuant to routine business travel, perform such duties at such other place or places as the interests or opportunities of the Company shall reasonably require. Any change in Employee's principal place of employment during the term of this Agreement without Employee's express written consent shall be grounds for an Event of Termination pursuant to Section 3.4.1.

     Section 2.  COMPENSATION AND BENEFITS.

     2.1 SALARY. Employer shall pay Employee an annual salary ("Base Salary") of $350,000, payable on a semi-monthly basis, subject to such payroll and withholding deductions as may be required by law. Employee's Base Salary will be reviewed annually by the Board, and it shall be increased each January 1 (commencing January 1, 1997) during the term of this Agreement by at least the percentage of increase in the Consumer Price Index for all goods and services, U.S. All City Average Report, published by the United States Department of Labor for the preceding 12 months. Employee shall be reimbursed for all of the actual costs and expenses incurred by him in the performance of his duties hereunder, including reasonable travel and entertainment expenses.

     2.2 BENEFITS. Employee shall also be eligible to participate in all benefit plans adopted by Employer for all or a select group of its employees, including at a minimum the following supplemental benefits at the levels specified:

     - Employee shall be entitled to the same total and partial disability coverage which applies from time to time to other senior executives of the Company pursuant to the Company's Supplemental Benefits Plan regardless of whether commercial insurance is available and with no coverage exclusions. Total disability coverage shall not be less than 60% of Employee's Base Salary and Target Bonus.

     - Supplemental Survivor Accumulation Plan providing basic survivor benefits equal to 4 times April 30, 1996 Base Salary, and adjusted every five years thereafter (beginning January 1, 2001); annual premium deposited in January in such amounts as shall be determined by independent consultants retained by the Company using the same methodology on which this provision was based in previous Employment Agreements (the premium deposited in January 1996 will be adjusted to reflect the April 30, 1996 Base Salary for the remainder of 1996, and any additional amounts required will be deposited in July 1996).

     - Deposits to the Company's Deferred Compensation Plan to restore benefits lost under the Company's 401(k) Plan due to legislative limits.

     - Any distributions of the above-described supplemental benefits will be made pursuant to the applicable benefit plan documents.

Employee shall also be entitled to annual paid vacation and other basic benefits provided to all employees (e.g., sick leave and health insurance) in accordance with Employer's policies as from time to time established.

     2.3 BONUS. In addition to the Base Salary payable to Employee, Employee shall be entitled to an annual bonus ("Bonus") based upon the relationship of the Adjusted Earnings Per Share of the capital stock of Employer in a calendar year or portion thereof during the term of this Agreement to the budgeted earnings per share of the capital stock of Employer in its annual budget adopted and approved by the Board of Directors for such calendar year or portion thereof during the term of this Agreement. For Bonus purposes, Adjusted Earnings Per Share shall be defined as follows: the reported earnings per share of Employer (i.e., the earnings reported in the Company's annual or quarterly reports filed with the Securities and Exchange Commission, or as set forth in the Company's internal financial statements (if calculated at other than the end of a calendar quarter) adjusted (i) to eliminate the effects of any changes in capital structure resulting in interest savings, additional interest expense or other nonrecurring gains or charges, (ii) to eliminate the effect of any extraordinary gains or losses other than Medicare prior year contractual adjustments, (iii) for any change in consolidated average shares outstanding as a result of a sale by the Company of equity securities, all to the extent not reflected in the Company's annual budget; and (iv) to exclude corporate consolidation reserves expensed during the year or taken into income from prior year reserves. The Bonus, if any, shall be payable upon determination of the amount due, approximately mid-March of each year for the preceding calendar year. The amount of Bonus paid shall be that percentage of Base Salary earned by Employee for that calendar year determined under the Bonus Schedules set forth below:

For the period from January 1, 1996 through April 30, 1996 (based upon a Base Salary of $231,000 per annum)


                           BONUS SCHEDULE 1

                               Adjusted
                             Earnings Per
                              Share as %                            Bonus
                             of budgeted                           Earned as
                             earnings per            Bonus          % of
                                 share             Increment       Salary
                                 -----             ---------       ------
          Below Threshold                                           None

          THRESHOLD              95.0%                N/A          55.00%

                                 96.0%               4.00%         59.00%
                                 97.0%               4.00%         63.00%

                                 98.0%               4.00%         67.00%
                                 99.0%               4.00%         71.00%

          TARGET BONUS
          ("Target Bonus")      100.0%               4.00%         75.00%

                               More than                   75.00% plus
                                100.0%                     2.5% for each
                                                           1% of actual
                                                           Adjusted
                                                           Earnings
                                                           Per Share
                                                           over 100% of
                                                           budgeted
                                                           earnings
                                                           per share

Thereafter (based upon the Base Salary provided for herein)


                                BONUS SCHEDULE 2

                                    Adjusted
                                  Earnings Per
                                   Share as %                       Bonus
                                   of budgeted                    Earned as
                                   earnings per      Bonus          % of
                                      share        Increment       Salary
                                      -----        ---------       ------
          Below Threshold                                           None

          THRESHOLD                   95.0%           N/A          65.00%

                                      96.0%          5.00%         70.00%
                                      97.0%          5.00%         75.00%
                                      98.0%          5.00%         80.00%
                                      99.0%          5.00%         85.00%

          TARGET BONUS
          ("Target Bonus")           100.0%          5.00%         90.00%


                                    More than            90.00% plus 3%
                                     100.0%              for each 1% of
                                                         actual Adjusted
                                                         Earnings Per
                                                         Share over
                                                         100% of
                                                         budgeted
                                                         earnings per
                                                         share

          Section 3.  TERM AND TERMINATION.

     3.1 TERM. The Term of this Agreement shall commence as of the date hereof and shall continue until (a) December 31, 2017, or (b) until otherwise terminated as provided herein.

     3.2 TERMINATION FOR CAUSE. The Company may terminate this Agreement immediately upon written notice for "Good Cause." For the purposes of this Agreement, the Company shall have "Good Cause" upon (a) Employee's gross neglect of duties, which gross neglect continues more than thirty (30) days after receiving written notice from the Chief Executive Officer of the Company (the "CEO") of the actions or inactions constituting the gross neglect, (b) Employee's conviction of a felony, (c) Employee's dishonesty, embezzlement, or fraud committed in connection with his employment with the Company resulting in substantial financial harm to the Company as determined solely by the CEO, (d) the issuance of any final order for Employee's removal as an employee of the Company by any state or federal regulatory agency, (e) Employee's violation of the non-competition provisions of Section 4.2 which continues for more than five (5) days after the Employee receives written notice from the CEO specifying those actions that constitute a violation of Section 4.2 and what actions Employee must take in order to cure such violation (except in the event of a violation of Section 4.2.3 in which event the Employee shall have thirty (30) days to cure such violation), (f) Employee's material breach of any duty owed to the Company, including without limitation the duty of loyalty, as determined by the CEO, or (g) Employee's material breach of any of his other obligations under this Agreement, as determined by the CEO. Good Cause shall not include ordinary negligence or failure to act, whether due to an error in judgment or otherwise, if Employee has exercised substantial efforts in good faith to perform the duties reasonably assigned or appropriate to his position. If this Agreement is terminated pursuant to this Section 3.2, then all Base Salary, Bonus and other benefits payable to Employee pursuant to Section 2 shall cease as of the effective date of such termination. The annual Bonus provided in Section 2.3 shall not continue to accrue beyond the effective date of such termination; however, Employee shall be entitled to receive that Bonus as provided in Section 2.3 which would have been payable to him based upon year-to-date Employer earnings through the last complete month worked prior to his date of termination, such Bonus to be paid within 60 days after such termination date. For purposes of the preceding sentence, for any partial year
(1) the "Adjusted Earnings Per Share as Percentage of budgeted earnings per share" (as such term is used in the Bonus schedule referenced in Section 2.3) shall be determined by comparing the Adjusted Earnings Per Share of the capital stock of Employer during the partial year to the budgeted earnings per share of the capital stock of Employer for the same period; and (2) the "Base Salary" of Employee (as such term is used in the Bonus schedule referenced in Section 2.3) shall be that portion of the Employee's Base Salary specified in Section 2.1 earned by Employee through the end of the partial year.

     3.3 TERMINATION UPON DEATH OR DISABILITY. The Employee's employment shall terminate upon the death or total disability of Employee. As a condition to any benefits, the Company may require the Employee to submit to such physical or mental evaluations and tests as the CEO deems appropriate.
If Employee's employment with the Company is terminated pursuant to this
Section 3.3 because of total disability, Employee shall receive all Base Salary, Bonus and other benefits payable to him under Section 2, reduced by any disability benefits Employee receives under the Company's Supplemental Benefits Plan (see Section 2.2), for a period of 12 months from the date of Employee's total disability, payable in equal semi-monthly installments. Employee or his estate shall also be entitled to receive that Bonus as provided in Section 2.3 which would have been payable to him based upon year-to-date Employer earnings through the last complete month actually worked prior to his date of termination, payable within 60 days following the date of Employee's death or disability. Employer may purchase insurance to cover Employer's potential liability under this section. For purposes of the preceding sentence, for any partial year (1) the "Adjusted Earnings Per Share as Percentage of budgeted earnings per share" (as such term is used in the Bonus schedule referenced in Section 2.3) shall be determined by comparing the Adjusted Earnings Per Share of the capital stock of Employer during the partial year to the budgeted earnings per share of the capital stock of Employer for the same period; and (2) the "Base Salary" of Employee (as such term is used in the Bonus schedule referenced in Section 2.3) shall be that portion of the Employee's Base Salary specified in Section 2.1 earned by Employee through the end of the partial year.

     3.4 OTHER TERMINATIONS -- SEVERANCE BENEFITS. Upon the occurrence of an "Event of Termination" defined in Section 3.4.1, the Company shall pay to the Employee the Severance Benefits described in Section 3.4.2, subject to the provisions of Section 3.4.3.

          3.4.1 EVENTS OF TERMINATION. Each of the following events constitutes an "Event of Termination":

               (a) The Company's termination of the Employee's employment without Good Cause (as defined in Section 3.2 above).

               (a) The Employee's voluntary termination of employment within 60 days after the Company changes the Employee's position or duties without first obtaining the Employee's express written consent to such change.

               (b) The Employee's voluntary termination of employment within 60 days after the Company changes the principal location of the Employee's employment with the Company without first obtaining the Employee's express written consent to such change.

               (c) The Employee's voluntary termination of employment within 60 days after the Company's breach of any of its obligations under this Agreement.

               (d) The Employee's voluntary termination of employment within 12 months after a "Change of Control" occurs. For these purposes, a "Change of Control" occurs when:

                                                         -
                    - any "Person" or "Group" (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934 ("Exchange Act")), other than the Employee or the Founders (i.e., E. Thomas Chaney, Richard E. Ragsdale and David L. Steffy), or an entity the majority of the voting stock of which is owned or controlled by the Employee or the Founders becomes the "beneficial owner" (within the meaning of

                         Rule 13d-3 and/or Rule 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire without condition, other than the passage of time, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 30% of the total voting power of the then outstanding voting stock of the Company;

                    - the Company consolidates with or merges into another Person or conveys, transfers or leases all or substantially all of its assets to any Person, or any corporation consolidates with or merges into the Company pursuant to a transaction in which the outstanding voting stock of the Company is changed into or exchanged for cash, securities or other property, other than a transaction between the Company and (i) an Affiliate of the Company, or (ii) any other entity owned or controlled by the Founders; or

                    - individuals who at the beginning of any period of two consecutive calendar years constituted the Company's Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

                    In addition during the period after the Company signs a definitive agreement pursuant to which a Change of Control will occur and prior to the date the actual Change of Control occurs, a termination under any clause of this
                    Section 3.4.1 shall be deemed to be termination under this clause (e).

          3.4.2 SEVERANCE BENEFITS. Severance Benefits are payable within 30 days of Employee's termination and consist of the present value (the "present value" of such benefits shall be determined using the interest rate for sixty day certificates of deposit published in the Wall Street Journal on the date of Employee's termination of employment with the Company) of the following for a 24 month period (36 months if the Employee is entitled to Severance Benefits as a result of a "Change of Control" Event of Termination defined in
Section 3.4.1(e)):

               - Base Salary at the rate in effect on the date of Employee's termination of employment with the Company.

               - All benefits in effect at the Employee's termination of employment, including the benefits specified in Section 2.2 and further specifically including (a) medical and dental benefits under the Company's welfare plans, as amended from time to time; (b) group term life insurance under the Company's welfare plans, as amended from time to time; (c) contributions to the Company 401(k) Plan, as amended from time to time, based on the Employee's prior three-year average employee deferral (as a percentage of Base Salary) times the average actual Company matching contribution for similarly situated employees during the prior three year period; and (d) survivor benefits under the Company's welfare plans, as amended from time to time.

               - Annual Bonus at the lesser of (x) Target Bonus or (y) the average actual percentage achievement of the Target Bonus earned in the three years preceding termination of employment applied to Bonus Schedule 2 and the Base Salary in effect at the time of termination.

If an Event of Termination occurring as a result of a Change of Control occurs simultaneously with the closing of the transaction which results in a Change of Control, Employee shall have the right to receive payment of the Severance Benefits simultaneously with the Closing.

          3.4.3 VALUE OF WELFARE AND INSURANCE BENEFITS. The value of the welfare and insurance benefits described in Section 3.4.2 shall be based on the premium that the Company otherwise would have paid on behalf of Employee.

          3.4.4 COBRA CONTINUATION. Any benefits which are subject to post-termination continuation under COBRA, and which are provided by the Company during the 36-month period, shall be deemed to be provided as part of the continuation period available under COBRA.

     3.5 OTHER TERMINATIONS - NO SEVERANCE BENEFITS. If the Employee's employment with the Company is terminated by Employee other than for an Event of Termination described in Section 3.4.1, all compensation provided in Section 2 shall terminate as of the date of such termination; provided, however, that Employee shall be entitled to receive that Bonus as provided in Section 2.3 which would have been payable to him based upon year-to-date Employer earnings through the last complete month worked prior to his date of termination, such Bonus to be paid within 60 days after such termination date. For purposes of the preceding sentence, for any partial year (1) the "Adjusted Earnings Per Share as percentage of budgeted earnings per share" (as such term is used in the Bonus schedule referenced in Section 2.3) shall be determined by comparing the Adjusted Earnings Per Share of the capital stock of Employer during the partial year to the budgeted earnings per share of the capital stock of Employer for the same period; and (2) the "Base Salary" of Employee (as such term is used in the Bonus schedule referenced in Section 2.3) shall be that portion of the Employee's Base Salary specified in Section 2.1 earned by Employee through the end of the partial year.

     3.6  RELEASE.  If the Employee becomes entitled to any Severance
Benefits under this Section 3, it shall be a condition precedent to the obligation of the Company to pay any such benefits that the Employee execute a general release, in form acceptable to legal counsel of the Company, of any claims the Employee may have against the Company (except for the Employee's claim for the Severance Benefits payable under this Section 3) and/or any Affiliate of the Company, including, by way of example and not limitation, any claims by Employee under any state age or employment discrimination law; any federal claims under the Civil Rights Act of 1964, as amended; the Age Discrimination in Employment Act, as amended; the Employee Retirement Income Security Act of 1974, as amended; the Rehabilitation Act of 1973, as amended; the Americans With Disabilities Act of 1990, as amended; the Vietnam Era Veterans' Readjustment Assistance Act of 1974, as amended; the Civil Rights Act of 1866, as amended; the Civil Rights Act of 1871, as amended; any other claims of age, race, sex, religious, national origin or handicap discrimination, retaliation, claims or demands arising under either express or implied contract, tort, public policy, the common law or any federal, state or local statute, ordinance, regulation or constitutional provision.

          Section 4.  CONFIDENTIALITY; NONCOMPETITION

     4.1 CONFIDENTIALITY. Employee agrees to keep confidential and not to use or to disclose to others, except as expressly consented to in writing by the Company or as required by law to be disclosed, any trade secrets or confidential technology, proprietary information, customer lists, or knowledge belonging to or relating to the affairs of the Company or any subsidiary of the Company (an "Affiliate"), or any matter or thing ascertained by Employee through his association with the Company or an Affiliate, the use or disclosure of which might reasonably be construed to be contrary to the best interests of the Company or an Affiliate. Employee further agrees that should he leave the active service of the Company, he will neither take, nor retain, nor cause any other person to take or retain, without prior written authorization from the Company, any papers, data, client lists, books, records, files, or other documents or any copy or duplicate thereof, or other confidential information of any kind belonging to the Company or an Affiliate.

     4.2  NON-COMPETITION AGREEMENT.  Employee recognizes that the
Company's entering into this Agreement is induced primarily because of the covenants and assurances made by him that his covenant not to compete is necessary to insure the continuation of the business of the Company and its Affiliates, and that irreparable harm and damage will be done to the Company and its Affiliates within the geographic areas described below. Therefore, Employee agrees as follows:


          4.2.1 During the term of this Agreement, Employee will not directly or indirectly own, manage, operate, control, participate in the management or control of, be employed by, serve as a director of, or maintain or continue any interest whatsoever in any corporation or legally organized enterprise having to do with the provision, distribution, marketing, promotion, or advertising of any services or products similar to those offered by the Company within the United States or its territories and possessions, or otherwise act on behalf of any other enterprise whether in competition with the Company or not, except as approved in advance from time to time by the Company's Board of Directors and except Employee may, without approval by the Company's Board of Directors, own stock in any corporation whose stock is listed on any nationally recognized stock exchange as long as Employee owns less than three percent of the outstanding shares of any such corporation.

          4.2.2 If this Agreement is terminated by Employee, for a period of one year thereafter, Employee will not directly or indirectly own, manage, operate, control, participate in the management or control of, be employed by, serve as a director of, or maintain or continue any interest whatsoever in any corporation or legally organized enterprise in direct competition with the business of the Company or an Affiliate, within a 50-mile radius of the facilities of Employer or an Affiliate, not including the Company's corporate offices, or offer employment with any other enterprise to one or more of the Company's employees, except for those situations approved in advance by the Company's Board of Directors. Notwithstanding the preceding sentence, nothing shall prevent Employee from owning stock in any corporation whose stock is listed on any nationally recognized stock exchange as long as Employee owns less than three percent of the outstanding shares of any such corporation. The parties specifically agree (i) that the provisions of this section shall only apply to business of the Company prior to the date of termination, and (ii) if this Agreement is terminated as a result of any Event of Termination as defined in Section 3.4.1, Employee shall not be bound by such non-compete agreement after the date of termination, except the prohibition against offering employment with any other enterprise to one or more of the Company's employees without the prior consent of the Company's Board of Directors which, in such event, shall remain in effect for a period of one year thereafter.

          4.2.3 If the Company's Board of Directors has previously approved in advance Employee's role as a director or other management position or activity on behalf of another enterprise pursuant to the provisions of Section 4.2.1 and/or Section 4.2.2, and the Board of Directors subsequently revokes such approval, the CEO shall give Employee written notice of such revocation. In such written notice, the CEO shall specify a time period (ending not less than 30 days from the date of delivery of such notice) during which Employee must withdraw or resign from the director or other management role or activity with the other enterprise. If the Employee fails to so withdraw or resign by the end of the designated period, he will then be in violation of this Section 4.2. Notwithstanding any other provision in this Section 4.2, Board of Director approvals of any ownership position of Employee in another enterprise pursuant to the provisions of Section 4.2.1. and/or Section 4.2.2 shall not be revoked.

          4.2.4 These restrictions against competition are considered by the parties to be reasonable for the purposes of protecting the business of the Company. However, if any such restriction is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted (but only with respect to such jurisdiction) to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable. Employee recognizes that certain benefit plans sponsored by the Company also contain noncompetition restrictions that may apply to Employee, and that such restrictions apply independent of the restrictions under this Section 4.2.

          Section 5.  ADDITIONAL PROVISIONS

     5.1 CARRYOVER OF NONDEDUCTIBLE COMPENSATION. If any compensation payable to Employee under this Agreement would be nondeductible to the Company because it exceeds the $1 million deduction limit under the Internal Revenue Code of 1986 ("Code"), as amended (or such other amount to which the $1 million limit may be changed), then such compensation in excess of the $1 million deduction limit shall accrue to the following year or years and be paid to Employee (together with accrued interest at the prime rate of the Company's primary lender, from time to time) in the earliest year in which it can be paid and deducted by the Company. Notwithstanding the preceding provisions of this
Section 5.1, any amounts deferred under this Section shall be deposited into the Company's Executive Benefits Trust as provided for in this Section 5.1 and paid from the Trust in the earliest year in which it can be paid and deducted by the Company.

Any amounts deferred pursuant to this Section 5.1 shall be deposited by the Company in (1) the Company's Executive Benefits Trust, existing on the date of Employee's termination, or (2) a new trust established by the Company the assets of which are dedicated to the payment of such deferred amounts to the Employee, or the Company's creditors (such trust to be established with (i) a commercial bank in Nashville, Tennessee having both trust powers and over $500 Million net worth serving as trustee, (ii) terms that are satisfactory to the Employee).
The trustee of either such trust shall then have primary responsibility for paying such deferred amounts, but the Company shall remain liable for any such deferred amounts for which the assets of the trust are insufficient.

     5.2 OPTIONAL WAIVER OF PARACHUTE PAYMENTS. In the event that any payment or benefit provided under this agreement or otherwise provided to Employee by or on behalf of the Company would, in the opinion of counsel selected by the Company and Employee, not be deemed to be deductible in whole or in part in the calculation of the Federal income tax of the Company, or any other person making such payment or providing such benefit, by reason of Section 280G of the Code, at Employee's sole discretion, Employee may waive the right to any payment or benefit hereunder or may agree to reduce the aggregate payments or benefits provided hereunder so that no portion of such amount which is paid to Employee is not deductible for tax purposes by reason of Section 280G of the Code. Any such determination shall take into account that some or all of Employee's entitlements may constitute reasonable compensation for services rendered or to be rendered and, therefore, do not constitute "parachute payments" or "excess parachute payments" within the meaning of Section 280G of the Code.

     5.3  ACQUISITION OF THE COMPANY.  In the event the Company (i) merges,
(ii) consolidates, (iii) sells or leases substantially all of the assets of the Company and/or its affiliates, or (iv) a like event occurs, the Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to Employee, to expressly assume and agree to perform this Agreement in the same manner and to the same extent as the Company is required.

     5.4 BINDING EFFECT. This Agreement shall inure to the benefit of and shall be binding upon Employee, his executor, administrator, personal representatives and assigns, and the Company and its successors and assigns; provided, however, that neither Employee nor the Company may assign or delegate any of their respective rights or duties under this Agreement without the specific consent of both parties thereto.


     5.5 NOTICES. Any notice, demand, or communication required, permitted or desired to be given hereunder, shall be deemed effectively given when personally delivered or mailed by prepaid certified mail, return receipt requested, addressed as follows:

          Employee                           Employer
          --------                           ---------

          Tyree G. Wilburn                   Community Health Systems, Inc.
          4717 Chalmers Drive                155 Franklin Road, Suite 400
          Nashville, TN  37215               Brentwood, TN 37027
                                             Attn: President

or to such other address, and to the attention of such other person(s) or officer(s) as either party may designate by written notice.

     5.6 GOVERNING LAW. This Agreement has been executed and delivered in, and shall be interpreted, construed, and enforced pursuant to and in accordance with the laws of the State of Tennessee.

     5.7 INVALID PROVISIONS. The Company and Employee agree that the agreements and provisions contained in this Agreement are severable and divisible, that each such agreement and provision does not depend upon any other provision or agreement for its enforceability, and that each such agreement and provision set forth herein constitutes an enforceable obligation between the parties thereto. Consequently, the parties hereto agree that neither the invalidity nor the unenforceability of any provision of this Agreement shall affect the other provisions, and this Agreement shall remain in full force and effect and be construed in all respects as if such invalid or unenforceable provision were omitted.

     5.8 HEADINGS. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     5.9 COUNTERPARTS. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which together shall constitute one and the same instrument.

     5.10 WAIVER. The failure of either party hereto in one or more instances to insist upon the performance of any of the terms or conditions of this Agreement, or to exercise any rights or privileges conferred in this Agreement, or the waiver or breach of any of the terms, covenants, or conditions of this Agreement, shall not be construed as thereafter waiving any such terms, covenants, conditions, rights, or privileges, and the same shall continue and remain in full force and effect as if no such forbearance of waiver had occurred.

     5.11 ENTIRE AGREEMENT. This Agreement supersedes all previous contracts, and constitutes the entire agreement between the parties. Employee shall be entitled to no other benefits than those specified herein. No oral statements or prior written material not specifically incorporated herein shall be of any force and effect, and no changes in or additions to this Agreement shall be recognized unless incorporated herein by amendment as provided herein, such amendment(s) to become effective on the date stipulated therein. Employee specifically acknowledges that in entering into and executing this Agreement, Employee relies solely upon the representations and agreements contained in this Agreement and no others.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date above first written.

     EMPLOYER:           COMMUNITY HEALTH SYSTEMS, INC.



                         By: /s/ E. Thomas Chaney
                            ---------------------------------------
                              E. Thomas Chaney
                         Its:     Chief Executive Officer


     EMPLOYEE:            /s/ Tyree G. Wilburn
                         ------------------------------------------
                         Tyree G. Wilburn

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